EXHIBIT 12.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands, except for ratios)
Earnings
(Loss) income from continuing operations before income taxes	$(1,321,154)	$(1,255,204)	$432,378	$415,501	$369,233
Less: Equity in losses (earnings) from unconsolidated subsidiaries	51,802	741,500	(127,309)	(97,885)	(83,554)
Add: Equity in (losses) earnings from unconsolidated subsidiaries with greater than 50% ownership	—	—	—	(942)	764
Add: Distributed earnings of subsidiaries with less than 50% ownership	100	18,317	17,439	7,190	1,007
Less: Interest capitalized, net of amortization expense	520	558	482	(3,296)	—
Add: Fixed charges	42,281	34,520	42,738	46,666	49,199

Total (losses) earnings	$(1,226,451)	$(460,309)	$365,728	$367,234	$336,649

Fixed charges
Interest expense, distributions on mandatorily redeemable preferred securities and capitalized interest*	$41,007	$33,391	$40,234	$34,919	$34,552
Interest expense of unconsolidated subsidiaries with greater than 50% ownership	—	—	—	9,781	12,744
Interest component of rent expense**	1,274	1,129	2,504	1,966	1,903

Total fixed charges	$42,281	$34,520	$42,738	$46,666	$49,199

Ratio of earnings to fixed charges	***	***	8.56	7.87	6.84

*	2006 includes net costs to exchange and extinguish long-term debt.
**	Represents an estimated interest factor.
***	Total earnings were insufficient to cover fixed charges by $1.3 billion for the year ended December 31, 2008 and $494.8 million for the year ended December 31, 2007. Total losses for 2008 included approximately $1.1 billion of an increase in net loss reserves and a $103.6 million impairment of the investment in FGIC. Total losses for 2007 included approximately $795 million of increase in net loss reserves, $763.3 million in equity in losses from FGIC, a $39 million partial impairment of the investment in RAM Re and $36 million impairment of the deferred policy acquisition cost assets.